UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11–K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

Commission file number: 000-11448

NewBridge Bank Employees’ 401(k) Plan

(Full title of the plan)

NewBridge Bancorp

(Name of issuer of securities)

1501 Highwoods Blvd., Suite 400, Greensboro, North Carolina 27410

(Address of issuer’s principal executive offices)

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2014 and 2013 and for the Years then Ended

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee
NewBridge Bank

Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 29, 2015

4

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014 and 2013

	2014	2013

ASSETS

Investments:
Mutual funds	$19,861,891	$17,515,030
Common stock	3,186,074	3,137,463
Common collective trust	2,476,707	2,324,219
Total investments	25,524,672	22,976,712

Cash and cash equivalents	83,243	7,237

Receivables:
Notes receivable from participants	1,025,076	995,551
Other employer contributions	25,279	18,102
Total receivables	1,050,355	1,013,653

Net assets available for benefits at fair value	26,658,270	23,997,602

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive
investment contracts	(90,568)	(31,180)

Net assets available for benefits	$26,567,702	$23,966,422

See notes to financial statements

5

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2014 and 2013

	2014	2013

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$2,019,614	$4,377,788

Interest income on notes receivable from participants	41,086	34,135

Contributions:
Employer	935,375	849,225
Participant	1,784,554	1,517,943
Rollover	475,071	427,166
Total contributions	3,195,000	2,794,334

Total additions to net assets	5,255,700	7,206,257

Deductions from net assets attributed to:

Benefits paid to participants	(2,642,714)	(953,354)

Administrative expenses	(11,706)	(40,384)

Total deductions from net assets	(2,654,420)	(993,738)

Net increase in net assets available for benefits	2,601,280	6,212,519

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	23,966,422	17,753,903

End of year	$26,567,702	$23,966,422

See notes to financial statements

6

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

1	Description of Plan

The following description of the NewBridge Bank Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which prevail in all cases.

General

The Plan was adopted by the Board of Directors of Lexington State Bank, the predecessor of NewBridge Bank (the “Bank”), to be effective as of January 1, 1989. The Plan is a combination profit sharing plan and Section 401(k) savings plan covering all eligible Bank employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Bank is the wholly owned subsidiary of NewBridge Bancorp, a North Carolina bank holding company. The Bank is the Plan sponsor, and the Board of Directors of the Bank has the authority to amend the Plan or to terminate the Plan. The Bank is also the administrator of the Plan through oversight by a Retirement Committee comprised of select senior officers, with the Bank’s Trust Department serving as investment advisor. Independent third parties serve as trustee and record keeper of the Plan.

Contributions

Employees become eligible to participate in the Plan upon the later of (i) his or her 18th birthday and (ii) the first day of the calendar month following his or her hire date. An eligible employee may voluntarily contribute to his or her own account in the Plan through elective deferrals under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), or through any other manner approved by the Retirement Committee. All eligible employees are automatically enrolled in the Plan to contribute 3% of their eligible earnings each pay period. However, employees have the right to decline to participate or to participate at a different rate other than 3% of eligible earnings. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. A participant is eligible to receive Bank matching contributions beginning the first day of the calendar quarter following 90 days of employment. The Plan provides for a safe harbor matching contribution if elected by the Bank, in which case notice is given to the participants and eligible employees prior to the beginning of the next Plan year. The Bank’s matching contribution for 2014 and 2013 was 100% of the first 3% and 50% of the next 2% of a participant’s compensation deferred as an elective deferral. The Plan also provides for a discretionary matching contribution to be determined by the Bank. No additional contributions were made for the years ended December 31, 2014 and 2013. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contributions as well as the Bank’s contributions and Plan earnings and charged with benefit payments, transaction fees related to notes receivables from participants and distributions, allocations of administrative expenses, and Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. Each participant is entitled to the benefit that can be provided from the participant’s vested account.

7

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Vesting

A participant’s interest in his or her account is 100% vested for all elective deferrals and all Bank safe harbor matching contributions, plus actual earnings thereon. A participant’s interest in all other amounts vests 20% each year of vesting service, becoming 100% vested in five years. On October 1, 2013, the Bank completed the acquisition of Security Savings Bank (“SSB”). The 401(k) plan of SSB was terminated prior to acquisition, and the former employees of SSB who became employees of the Bank have become participants in the Plan with the Plan being amended to give credit for prior service for vesting. On April 1, 2014, NewBridge Bancorp completed the acquisition of CapStone Bank (“CapStone”), and CapStone was merged into the Bank on the same date. CapStone employees participated in a multiple employer plan that was not merged into the Plan; consequently, former CapStone employees who became employees of the Bank have become participants in the Plan and had the option to roll their interests over to the Plan or to a personal IRA. The Plan was amended to give former CapStone employees credit for prior service for vesting.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans are secured by the vested balance in the participant’s account and bear interest at the United States prime rate, as quoted in the Wall Street Journal, plus 1.00%, at the time the loan is made. At December 31, 2014, outstanding loans had an interest rate of 4.25%. Principal and interest is paid ratably through periodic payroll deductions.

Benefit Payments

Upon termination of service due to death, disability, retirement, resignation, or dismissal, distribution of the vested balance in the participant’s account will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment in cash (or stock, if elected, for amounts invested in NewBridge Bancorp common stock). If the participant’s account balance exceeds $1,000, the participant (or surviving spouse) may also elect installments to be paid over a period not to exceed the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary).

Withdrawals

Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their account, subject to limitations defined in the Plan document.

Forfeitures

For the years ended December 31, 2014 and 2013, forfeitures were immaterial.

Administrative Expenses

The Plan pays administrative expenses, including trustee and record keeping fees. Certain administrative functions are performed by employees of the Bank. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (notes receivable from participants and distributions) are charged directly to the participant’s account.

8

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

2	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and present net assets available for benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Participants may direct the investment of all of the contributions to their account among a variety of mutual funds, NewBridge Bancorp common stock and a common collective trust which is invested in a separate account guaranteed investment contract (the “GIC”), each offering different degrees of risk and return.

The Plan’s investments are stated at fair value. The fair value of common stock and mutual funds is determined by closing prices at the end of the Plan year. Shares of the common collective trust are valued at the net asset value of the shares held by the Plan at year end. The separate account GIC is valued at fair value with disclosure of the adjustment to contract value (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Interest income from notes receivable from participants is recorded when received. Dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income. Dividend income on NewBridge Bancorp common stock is recorded on the payable date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing deposit accounts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were issued. See Note 11 for discussion of subsequent events.

9

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

3	Common Collective Trust

The Plan invests in a common collective trust which is invested in a fully benefit-responsive separate account guaranteed investment contract. The contract is credited with earnings at the guaranteed rate and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment without penalty.

While investment contracts are required to be reported at fair value, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the common collective trust, with an adjustment to present contract value.

4	Investments

At December 31, 2014 and 2013, the Plan’s investments were held with TD Ameritrade Trust Company (the “Trustee”). Investments are made based on the collective direction of all participants. Values were reported to the Plan by the Trustee. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	2014	2013
NewBridge Bancorp Common Stock	$3,186,074	$3,137,463
Franklin Growth A Fund	2,945,123	2,682,151
Vanguard Wellington Admiral Fund	2,802,915	2,595,716
Mairs & Power Growth Fund	2,540,097	-
MetLife Stable Value Fund	2,476,707	2,324,219
T. Rowe Price Mid Cap Growth Fund	2,262,606	2,280,832
American Funds EuroPacific Growth Fund	1,730,866	1,863,580
Vanguard Small Cap Index	*	1,257,714
PIMCO Total Return Admin Fund	-	1,535,335
American Funds Fundamental Investors	-	2,646,928

*Amount represents less than 5% of net assets at the end of the year.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) had net appreciation in value during the year as follows:

	2014	2013
Mutual funds	$1,498,002	$3,222,949
Common stock	473,694	1,108,403
Common collective trust	47,918	46,436
Net appreciation in fair value of investments	$2,019,614	$4,377,788

10

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

5	Fair Value of Financial Instruments

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2014 and 2013. The determination of where an asset falls in the hierarchy requires significant judgment. The Plan evaluates its hierarchy disclosures each year and, based on various factors, it is possible that an asset may be classified differently from year-to-year. However, the Plan expects changes in classifications between levels will be rare. There were no such transfers in 2014 or 2013.

Common stock: Valued at the closing price reported on the active market on which the individual stock is traded.

Mutual funds: Valued at the closing price reported on the active markets on which the individual funds are traded.

11

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Common collective trust: This investment is valued using the Net Asset Value (“NAV”) provided by the Plan’s third-party administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The inputs used in valuing the underlying investments in the common collective trust include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities and inputs that are derived principally from or corroborated by observable market data.

The following tables set forth investments measured at fair value on a recurring basis by level of inputs used in the valuation of each investment:

December 31, 2014 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$12,438,072	$-	$-	$12,438,072
Balanced funds	5,503,572	-	-	5,503,572
Fixed income funds	1,920,247	-	-	1,920,247
Total mutual funds	19,861,891	-	-	19,861,891
Common stock	3,186,074	-	-	3,186,074
Common collective trust	-	2,476,707	-	2,476,707
Total investments at fair value	$23,047,965	$2,476,707	$-	$25,524,672

December 31, 2013 - Investments measured at fair value

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Stock funds	$12,656,933	$-	$-	$12,656,933
Balanced funds	2,595,716	-	-	2,595,716
Fixed income funds	2,262,381	-	-	2,262,381
Total mutual funds	17,515,030	-	-	17,515,030
Common stock	3,137,463	-	-	3,137,463
Common collective trust	-	2,324,219	-	2,324,219
Total investments at fair value	$20,652,493	$2,324,219	$-	$22,976,712

12

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

The following table sets forth the Plan’s common collective trust with a reported estimated fair value using net asset value per share at December 31:

Fair Value*
					Other	Redemption
			Unfunded	Redemption	Redemption	Notice
	2014	2013	Commitment	Frequency	Restrictions	Period
					10 business	60 days if ≥
					day delay	$1,000,000 or
					at Trustee’s	10% of Plan’s
MetLife Stable Value Fund(a)	$2,476,707	$2,324,219	None	Immediate	discretion	assets in fund

*	The fair values of the investment have been estimated using the net asset value of the investment.
(a)	Seeks to provide a guarantee of both principal and interest for participant-initiated withdrawals.

6	Exempt Party-in-Interest Transactions

The Bank is the Plan’s employer-sponsor. Dividends paid by NewBridge Bancorp are reinvested in additional shares of NewBridge Bancorp common stock. During the year ended December 31, 2014, the Bank paid some of the administrative expenses associated with the Plan, and also provided the Plan with other administrative and accounting services for which no fees were charged. Fees paid by the Plan for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services and totaled $11,706 and $40,384 for the years ended December 31, 2014 and 2013, respectively.

At December 31, 2014 and 2013, the Plan held 365,795 and 422,554 shares, respectively, of NewBridge Bancorp’s common stock, with a market value of $3,186,074 and $3,137,463, respectively. During the years ended December 31, 2014 and 2013, the Plan did not record any dividend income from this common stock.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8	Tax Status

In early 2013, the Plan administrator changed providers for the Plan’s recordkeeping and as a result, adopted that provider’s prototype plan. In reliance on a determination letter received from the Internal Revenue Service (the “IRS”) in 2008, the Plan administrator has not yet requested a plan specific determination letter. Prior to this change, the most recent plan specific determination letter was dated March 9, 2012. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

13

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

9	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100% vested in their accounts.

10	Reconciliations to Form 5500

The following are reconciliations of the differences between the financial statements and the Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013
Net assets per the financial statements	$26,567,702	$23,966,422
Adjustment to contract value of common collective trust	90,568	31,180
Net assets per the Form 5500	$26,658,270	$23,997,602

	2014	2013
Net appreciation in fair value of investments per the
financial statements	$2,019,614	$4,377,788
Change during the year in fair value compared to contract
value of common collective trust	59,388	(92,228)
Net appreciation in investments per the Form 5500	$2,079,002	$4,285,560

11	Subsequent Events

On February 27, 2015, NewBridge Bancorp completed the acquisition of Premier Commercial Bank (“Premier”), and Premier was merged into the Bank on the same date. The 401(k) plan of Premier was terminated prior to acquisition, and the former Premier employees who became employees of the Bank have become participants in the Plan with credit being given for prior service for vesting.

14

SUPPLEMENTAL SCHEDULE

15

NEWBRIDGE BANK EMPLOYEES’ 401(k) PLAN

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TIN 56-0515961, PLAN NUMBER 003

December 31, 2014

(a)	(b)	(c)		(d)	(e)
		Description of
		investment
		including
		maturity date,
		rate of interest,
	Identity of issuer, borrower,	collateral, par or	Number of		Current
	lessor or similar party	maturity value	shares/units	Cost**	value

	Investments:
*	NewBridge Bancorp Common Stock	common stock	365,795		$3,186,074
	Franklin Growth A Fund	mutual fund	39,431		2,945,123
	Vanguard Wellington Admiral Fund	mutual fund	41,457		2,802,915

	Vanguard Target Retirement Income Fund	mutual fund	4		62
	Vanguard Target Retirement 2010 Fund	mutual fund	750		19,757
	Vanguard Target Retirement 2015 Fund	mutual fund	10,409		159,158
	Vanguard Target Retirement 2020 Fund	mutual fund	21,855		622,004
	Vanguard Target Retirement 2025 Fund	mutual fund	22,287		368,415
	Vanguard Target Retirement 2030 Fund	mutual fund	13,654		396,521
	Vanguard Target Retirement 2035 Fund	mutual fund	16,047		286,288
	Vanguard Target Retirement 2040 Fund	mutual fund	7,087		210,916
	Vanguard Target Retirement 2045 Fund	mutual fund	19,654		366,563
	Vanguard Target Retirement 2050 Fund	mutual fund	6,847		202,820
	Vanguard Target Retirement 2055 Fund	mutual fund	2,047		65,468
	Vanguard Target Retirement 2060 Fund	mutual fund	95		2,685
	Total Vanguard Target Retirement Funds				2,700,657

	Mairs & Power Growth Fund	mutual fund	21,859		2,540,097
	MetLife Stable Value Fund	common collective trust	138,233		2,476,707
	T. Rowe Price Mid Cap Growth Fund	mutual fund	29,992		2,262,606
	American Funds EuroPacific Growth Fund	mutual fund	36,795		1,730,866
	TCW Total Return Bond Fund	mutual fund	127,768		1,317,296
	Vanguard Small Cap Index Fund	mutual fund	21,885		1,222,511
	T. Rowe Price Mid Cap Value Fund	mutual fund	27,342		788,010
	Ridgeworth Large Cap Value Equity Fund	mutual fund	44,230		748,381
	PIMCO GNMA FD Institutional Fund	mutual fund	53,170		602,951
	Oppenheimer Developing Markets Fund	mutual fund	5,718		200,478

	Total investments				$25,524,672

*	Participant loans***	interest rate of 4.25%			$1,025,076
		maturing through
		November 2019

*	Denotes a party-in-interest as defined by ERISA.
**	Cost information omitted as all investments are participant directed.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NewBridge Bank Employees’ 401(k) Plan

Date: June 29, 2015	By:	/s/ Richard M. Cobb
Richard M. Cobb
Executive Vice President, Controller and
Chief Accounting Officer
NewBridge Bancorp and NewBridge Bank

17

List of Exhibits on Form 11-K

Exhibits	Description

23.1	Consent of Independent Registered Public Accounting Firm

18